Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154713

PROSPECTUS

12,500,000 Shares of Common Stock

ISTA PHARMACEUTICALS, INC.

Common Stock Issuable Upon Exercise of Warrants

This prospectus relates to an aggregate of up to 12,500,000 shares of our common stock, $0.001 par value, that may be offered for sale by certain of our security holders named in this prospectus, who are referred to herein as the selling stockholders. The shares to be offered hereby may be acquired by the selling stockholders by exercising warrants acquired on September 26, 2008 in a private placement. The holders of the warrants may exercise their warrants for shares of our common stock at an exercise price of $1.41 per share at any time on or before September 26, 2014. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” below for additional information on how the selling stockholders may conduct sales of our common stock. Other than underwriting discounts and commissions, if any, we have agreed to bear all reasonable expenses incurred in connection with the registration and sale of the common stock offered by the selling stockholders and to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock currently is traded on The Nasdaq Global Market under the symbol “ISTA.” The last reported sales price for our common stock on October 21, 2008 was $0.93 per share. We urge you to obtain current market quotations for our common stock.

Investing in these securities involves a high degree of risk. Before deciding whether to invest in these securities, you should consider carefully the risks that we have described on page 2 of this prospectus under the caption “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 5, 2008.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplements. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and offers to buy, the shares of common stock are valid only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus or incorporated by reference, and may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” beginning on page 2 of this prospectus, as well as the information incorporated by reference, before making a decision about whether to invest in our common stock.

In this prospectus, unless the context requires otherwise, the terms “ISTA”, the “Company”, “we”, “us” and “our” refer to ISTA Pharmaceuticals, Inc. and its subsidiary.

The Company

We are an ophthalmic pharmaceutical company. Our products and product candidates seek to address the $4.7 billion U.S. prescription ophthalmic pharmaceutical market and include therapies for inflammation, ocular pain, glaucoma, allergy, dry eye, and vitreous hemorrhage. Our goal is to continue our growth as a specialty pharmaceutical company through a combination of our own internal product development and by acquiring complementary products and product candidates.

We currently have three products available for sale in the U.S.: Xibrom (bromfenac sodium ophthalmic solution)® for the treatment of inflammation and pain following cataract surgery, Istalol® (timolol maleate ophthalmic solution) for the treatment of glaucoma, and Vitrase® (hyaluronidase for injection) for use as a spreading agent. We also have several product candidates in various stages of development. Xibrom™, Xibrom QD™, Istalol®, Vitrase®, T-Pred™, Bepreve™, Vitragan™, ISTA®, ISTA Pharmaceuticals® and the ISTA logo are our trademarks, either owned or under license.

More comprehensive information about our products and us is available through our website at www.istavision.com. The information on our website is not incorporated by reference into this prospectus. Our main offices are located at 15295 Alton Parkway, Irvine, California 92618, and our telephone number is (949) 788-6000.

The Offering

This prospectus relates to the sale by certain of our stockholders of shares of our common stock issuable upon the exercise of warrants acquired on September 26, 2008.

Shares of Common Stock to be Sold by the Selling Stockholders	12,500,000 shares of common stock issuable upon the exercise of certain warrants

Total Number of Shares of Common Stock Outstanding Immediately Prior to this Offering, as of October 14, 2008	33,036,602

Assuming the Exercise of all Warrants at an Exercise Price of $1.41 Per Share, and the Sale of All of the Shares Offered Pursuant to this Prospectus, Total Number of Shares of Common Stock Outstanding Immediately After the Offering	45,536,602

Use of Proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders.

Nasdaq Global Market Symbol	Our common stock is listed on the NASDAQ Global Market under the symbol “ISTA.”

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. An investment in our common stock involves a high degree of risk.

Risks Related to Our Business

If we do not receive and maintain regulatory approvals for our products or product candidates, we will not be able to commercialize our products, which would substantially impair our ability to generate revenues and materially harm our business and financial condition.

Approval from the U.S. Food and Drug Administration, or FDA, is necessary to manufacture and market pharmaceutical products in the United States. Three of our products, Xibrom, Istalol and Vitrase for use as a spreading agent, have received regulatory approval from the FDA.

The regulatory approval process is extensive, time-consuming and costly, and the FDA may not approve additional product candidates, or the timing of any such approval may not be appropriate for our product launch schedule and other business priorities, which are subject to change.

Clinical testing of pharmaceutical products is also a long, expensive and uncertain process. Even if initial results of preclinical studies or clinical trial results are positive, we may obtain different results in later stages of drug development, including failure to show desired safety and efficacy. The clinical trials of any of our product candidates could be unsuccessful, which would prevent us from obtaining regulatory approval and commercializing the product.

FDA approval of our products can be delayed, limited or not granted for many reasons, including, among others:

•	FDA officials may not find a product candidate safe or effective to merit an approval;

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FDA officials may not find that the data from preclinical testing and clinical trials justifies approval, or they may require additional studies that would make it commercially unattractive to continue pursuit of approval;

•	the FDA might not approve the processes or facilities of our contract manufacturers or raw material suppliers or our manufacturing processes or facilities;

•	the FDA may change its approval policies or adopt new regulations; or

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the FDA may approve a product candidate for indications that are narrow or under conditions that place our product at a competitive disadvantage, which may limit our sales and marketing activities or otherwise adversely impact the commercial potential of a product.

If the FDA does not approve our product candidates in a timely fashion on commercially viable terms or we terminate development of any of our product candidates due to difficulties or delays encountered in clinical testing and the regulatory approval process, it will have a material adverse impact on our business.

In addition, we have certain raw materials manufactured in foreign countries. We may also elect in the future to market certain of our products, and perhaps have certain of our products or certain additional raw materials manufactured, in foreign countries. Many other countries, including major European countries and Japan, have similar requirements as the United States for the manufacture, marketing and sale of pharmaceutical products.

If our products do not gain market acceptance, our business will suffer because we might not be able to fund future operations.

A number of factors may affect the market acceptance of our products or any other products we develop or acquire, including, among others:

•	the price of our products relative to other therapies for the same or similar treatments;

•	the perception by patients, physicians and other members of the health care community of the safety and effectiveness of our products for their prescribed treatments;

•	the availability of satisfactory levels, or at all, of third party reimbursement for our products and related treatments;

•	our ability to fund our sales and marketing efforts; and

•	the effectiveness of our sales and marketing efforts.

In addition, our ability to market and promote our products is restricted to the labels approved by the FDA. If the approved labels are restrictive, our sales and marketing efforts and market acceptance and the commercial potential of our products may be negatively affected.

If our products do not gain market acceptance, we may not be able to fund future operations, including the development or acquisition of new product candidates and/or our sales and marketing efforts for our approved products, which would cause our business to suffer.

If we fail to properly manage our anticipated growth, our business could suffer.

Rapid growth of our business is likely to place a significant strain on our managerial, operational and financial resources and systems. To manage our anticipated growth successfully, we must attract and retain qualified personnel and manage and train them effectively. We are dependent on our personnel and third parties to effectively manufacture, market, sell and distribute our products. We will also continue to depend on our personnel and third parties to successfully develop and acquire new products. Further, our anticipated growth will place additional strain on our suppliers and manufacturers, resulting in increased need for us to carefully manage these relationships and monitor for quality assurance. Although we may not grow as we expect, if we fail to manage our growth effectively or to develop and expand a successful commercial infrastructure to support marketing and sales of our products, our business and financial results will be materially harmed.

We have a history of net losses and negative cash flow, and we may need to raise additional working capital.

We have never been profitable, and we might never become profitable. In this regard, we anticipate that our operating expenses will continue to increase from historical levels as we continue to expand our commercial infrastructure in connection with our commercialization of our approved products. As of June 30, 2008, our accumulated deficit was $324.6 million, including a net loss of approximately $21.4 million for the six months ended June 30, 2008. As of June 30, 2008, we had approximately $21.8 million in cash and cash equivalents and short-term investments and working capital of ($30.4) million. As of June 30, 2008, our short-term investments included high-grade (AAA rated) auction rate securities. On February 13, 2008, we were informed that there was insufficient demand at auction for approximately $4.7 million of our high-grade auction rate securities. As a result, these affected securities are currently not liquid and may not become liquid unless we are successfully able to re-finance them, or unless a future auction on these investments is successful. If a liquid market does not ever develop for these securities or for any of our other marketable securities, we may be required to hold them to maturity. We believe our current cash and cash equivalents and short-term investments on hand (exclusive of the auction rate securities), together with borrowings available under our credit facility and other borrowing arrangements, will be sufficient to finance anticipated capital and operating requirements for at least the next twelve months.

If we are unable to generate sufficient product revenues, we may be required to raise additional capital in the future through collaborative agreements or public or private equity or debt financings. If we are required to raise additional capital in the future such additional financing may not be available on favorable terms, or at all, or may be dilutive to our existing security holders. In addition, our credit facility and our facility agreement contain restrictions on our ability to incur certain indebtedness without the consent of our lenders. If we fail to obtain additional capital as and when required such failure could have a material adverse impact on our operating plan and business.

If we are required to immediately repay our outstanding borrowings, our financial position could be negatively impacted.

Outstanding amounts under our revolving credit facility bear interest at variable rates, which may expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase and our net income and cash flows would decrease. The loan and security agreement also contains certain covenants based on our financial performance. If we violate any of these financial performance covenants, or are otherwise in default, our lender has the option to declare all outstanding borrowings immediately due and payable, which could also cause a default under our facility agreement. If we would be required to immediately repay all, or a portion of our indebtedness, it could have a material adverse impact on our financial position and business.

If actual future payments for allowances, discounts, returns, rebates and chargebacks exceed the estimates we made at the time of the sale of our products, our financial position, results of operations and cash flows may be materially and negatively impacted.

We recognize product revenue net of estimated allowances for discounts, returns, rebates and chargebacks. Such estimates require our most subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. Based on industry practice, pharmaceutical companies, including us, have liberal return policies. Generally, we are obligated to accept from customers the return of pharmaceuticals that have reached their expiration date. We authorize returns for damaged products and exchanges for expired products in accordance with our return goods policy and procedures. In addition, like our competitors, we also give credits for chargebacks to wholesale customers that have contracts with us for their sales to hospitals, group purchasing organizations, pharmacies or other retail customers. A chargeback is the difference between the price the wholesale customer pays and the price that the wholesale customer’s end-customer pays for a product. Actual results may differ significantly from our estimated allowances for discounts, returns, rebates and chargebacks. Our financial position, results of operations and cash flows may be materially and negatively impacted if actual future payments for allowances, discounts, returns, rebates and chargebacks exceed the estimates we made at the time of the sale of our products.

Our quarterly results may fluctuate significantly and could fall below the expectations of securities analysts and investors, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	the level of our expenses, revenues and gross margins;

•	the timing of our regulatory submissions or approvals or the failure to receive regulatory approvals;

•	the initiation and progress of our clinical trials and other product development activities;

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the introduction of competitive products and announcements from competitors regarding actual or potential products under development or new commercial products, and the impact of competitive products and pricing;

•	the level of orders within a given quarter and preceding quarters;

•	the levels of inventory for our products maintained by our customers including wholesalers;

•	the timing of our product shipments and our customer’s receipt of such shipments within a given quarter;

•	the timing of introducing new products;

•	the changes in our pricing policies or in the pricing policies of our competitors or suppliers; and

•	our product mix and dependence on a small number of products for most of our revenue.

In addition, sales of Xibrom, which accounted for 71% of our net revenues in 2007, tend to be lower in the first quarter as compared to other quarters. Due to these and other factors, we believe that quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, should not be construed as reliable indicators of our future performance. In any quarterly period, our results may be below the expectations of market analysts and investors, which would likely cause the trading price of our common stock to decrease.

Our collaborative partners may terminate, or fail to perform their duties under our collaboration agreements, in which case our ability to commercialize our products may be significantly impaired.

We have entered into licensing collaborations with Senju Pharmaceutical, Co. Ltd. relating to Istalol, Xibrom, ecabet sodium, Bepreve for ophthalmic use, iganidipine, and certain prostaglandins compounds, including latanoprost. With respect to Xibrom, ecabet sodium, bepotastine and iganidipine, certain patent and other intellectual property rights we have received from Senju have been licensed to Senju from third parties. As a result, Senju’s license of such rights to us is subject to Senju maintaining and performing its obligations under these third party license agreements. We have also entered into an exclusive licensing collaboration with Tanabe Seiyaku Co., Ltd., from whom we obtained the North American rights to nasal (including intranasal) dosage forms of bepotastine. Certain intellectual property rights we received from Tanabe have been licensed to Tanabe from a third party, and thus Tanabe’s license of such rights to us is subject to Tanabe maintaining and performing its obligations under such third party license agreement. In addition, we have entered into collaborations with Allergan, Inc. and Otsuka Pharmaceutical Co. Ltd. relating to the commercialization of Vitrase and Vitragan in specified markets outside the United States for ophthalmic uses for the posterior region of the eye. Allergan retains an option to commercialize Vitragan for the posterior segment of the eye in Europe upon approval. During 2007, we had discussions with the European authorities regarding Vitragan. Based on the additional data that the European Medicines Agency, or EMEA, has requested and the associated costs of complying with their request, we withdrew the Vitragan application in April 2007 and have notified Allergan that we will not be pursuing approval in Europe. We depend on Otsuka for obtaining regulatory approval of Vitrase for ophthalmic uses for the posterior region of the eye in Japan, and if such approval is obtained, we will be dependent upon Otsuka for the commercialization of Vitrase for such approved uses in Japan. The amount or timing of resources that our partners dedicate to our collaborations is not totally within our control. For example, we do not know when Otsuka will continue its development work on Vitrase, if ever.

Any breach or termination of our agreements by, or disagreements with, our collaborative partners could delay or stop the development and/or commercialization of our product candidates within the scope of these collaborations, or, in the case of Allergan and Otsuka, adversely impact our receipt of milestone payments, profit splits, royalties, and other consideration from these collaborations. In addition, any failure by Senju or Tanabe to perform its obligations under its license agreements with third parties or any adverse modification or termination of these third party license agreements could significantly impair our ability to continue or stop our development and/or commercialization of any product candidates or products for which Senju or Tanabe has licensed us rights subject to these third party agreements. Our collaborative partners may change their strategic focus, terminate our agreements or choose not to exercise their options, on relatively short notice, or pursue alternative technologies. Our agreements with Otsuka, Senju and Tanabe generally contain reciprocal terms providing that neither we nor they may develop products that directly compete in the same form with the products involved in the collaboration. Nonetheless, our collaborators may develop competing products in different forms or products that compete indirectly with our products.

If we are unable to obtain materials from our sole source suppliers in a timely manner, our product development and commercialization efforts for our product candidates could be delayed or stopped.

Some materials used in our products are currently obtained from a single source. For example, Biozyme Laboratories, Ltd. is currently our only source for highly purified ovine hyaluronidase, which is the active ingredient in Vitrase. We currently purchase hyaluronidase on a purchase order basis and do not have a long term agreement with Biozyme for the supply of hyaluronidase. However, we have entered into a supply arrangement with another third party as an alternate supplier of ovine hyaluronidase, and we are currently validating our manufacturing capabilities at our facility with respect thereto, but we may not be able to obtain such validation. While we are currently pursuing additional sources for this material, we may not be successful in establishing such additional sources. The active ingredient for Xibrom is also supplied to us from a sole supplier. We have also entered into supply agreements with R.P. Scherer West, Inc. and Alliance Medical Products, Inc. to manufacture commercial quantities of Vitrase in a lyophilized 6,200 USP units multi-purpose vial and 200 USP units/mL in sterile solution, respectively. Currently, R.P. Scherer West and Alliance Medical Products each is our sole source for Vitrase in these respective configurations. We also have supply agreements with Bausch & Lomb, Incorporated to manufacture commercial quantities of Istalol and Xibrom, and, currently, Bausch & Lomb is our sole source for such products.

We have not established and may not be able to establish arrangements with additional suppliers for certain of these ingredients or products. Difficulties in our relationship with our suppliers or delays or interruptions in such suppliers’ supply of our requirements could limit or stop our ability to provide sufficient quantities of our products on a timely basis for clinical trials and, for our approved products, could limit or stop commercial sales, which would have a material adverse effect on our business and financial condition.

If our third-party manufacturers and suppliers do not meet their commitments, we would have to find substitute manufacturers or suppliers, which could delay or prevent the supply of our products to market.

We utilize third-party manufacturers and suppliers for the manufacture and supply of our products and for their active and other ingredients. These third-party manufacturers and suppliers are subject to extensive regulation by the FDA and other agencies, and we do not have control over their compliance with these regulations. The disqualification of these manufacturers and suppliers through their failure to comply with regulatory requirements could negatively impact our business because the delays and costs in obtaining and qualifying alternate suppliers (if such alternative suppliers are available, which we cannot assure) could delay clinical trials or otherwise inhibit our ability to bring approved products to market, which would have a material adverse effect on our business and financial condition.

Our dependence upon key personnel to operate our business puts us at risk of a loss of expertise if key personnel were to leave us.

We depend upon the experience and expertise of our executive management team. The competition for executives, as well as for skilled product development and technical personnel, in the pharmaceutical industry is intense and we may not be able to retain or recruit the personnel we need. If we are not able to attract and retain existing and additional highly qualified management, sales, clinical and technical personnel, we may not be able to successfully execute our business strategy.

Risks Related to Our Industry

Compliance with extensive government regulations to which we are subject is expensive and time consuming, and may result in the delay, cessation or cancellation of product sales, introductions or modifications.

Extensive industry regulation has had, and will continue to have, a significant impact on our business. All pharmaceutical companies, including us, are subject to extensive, complex, costly and evolving regulation by the federal government, principally the FDA and to a lesser extent by the U.S. Drug Enforcement Administration, or DEA, and foreign and state government agencies. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other domestic and foreign statutes and regulations govern or influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products. Under certain of these regulations, we and our contract suppliers and manufacturers are subject to periodic inspection of our or their respective facilities, procedures and operations and/or the testing of our products by the FDA, the DEA and other authorities, which conduct periodic inspections to confirm that we and our contract suppliers and manufacturers are in compliance with all applicable regulations. The FDA also conducts pre-approval and post-approval reviews and plant inspections to determine whether our systems, or our contract suppliers’ and manufacturers’ processes, are in compliance with cGMP and other FDA regulations.

We are dependent on receiving and maintaining FDA and other governmental approvals in order to manufacture, market, sell and ship our products. Consequently, there is always a risk that the FDA or other applicable governmental authorities will not approve our products, or will take post-approval action limiting, modifying or revoking our ability to manufacture or sell our products, or that the rate, timing and cost of such approvals will adversely affect our product introduction plans or results of operations.

To the extent that our products are reimbursed by Medicare, Medicaid or other federal programs, our marketing and sales activities will be subject to regulation. Federal agencies in recent years have initiated investigations against and entered into multi-million dollar settlements with a number of pharmaceutical companies alleging violations of fraud and abuse provisions. We will need to ensure that our sales force is properly trained to comply with these laws. Even with such training, there is a risk that some of our marketing practices could come under scrutiny, or that we will not be able to institute or continue certain marketing practices. The majority of states also have statutes or regulations similar to these federal laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. In addition, some states have laws that require pharmaceutical companies to adopt comprehensive compliance programs. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

In addition, the FDA imposes a number of complex regulatory requirements on entities that advertise and promote pharmaceuticals, including, but not limited to, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet. In April 2008, we received a subpoena from the United States District Attorney’s office requesting the production of documents regarding promotional, educational and other activities relating to Xibrom.

If our past or present operations are found to be in violation of any of the laws described above or other similar governmental regulations to which we are subject, we may be subject to the applicable penalty associated with the violation which could adversely affect our ability to operate our business and our financial results.

We may be required to initiate or defend against legal proceedings related to intellectual property rights, which may result in substantial expense, delay and/or cessation of our development and commercialization of our products.

We rely on patents to protect our intellectual property rights. The strength of this protection, however, is uncertain. For example, it is not certain that:

•	our patents and pending patent applications cover products and/or technology that we invented first;

•	we were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate our technologies;

•	any of our pending patent applications will result in issued patents; and

•	any of our issued patents, or pending patent applications that result in issued patents, will be held valid and infringed in the event the patents are asserted against others.

As of December 31, 2007, we owned or licensed 61 U.S. and foreign issued patents and 23 U.S. and foreign pending patent applications. Our existing patents, or any patents issued to us as a result of such applications, may not provide us a basis for commercially viable products, may not provide us with any competitive advantages, or may face third-party challenges or be the subject of further proceedings limiting their scope or enforceability. We may become involved in interference proceedings in the U.S. Patent and Trademark Office to determine the priority of our inventions. In addition, costly litigation could be necessary to protect our patent position. We license patent rights from Senju for Istalol, Xibrom, ecabet sodium, Bepreve for ophthalmic use, iganidipine and certain prostaglandin compounds, including latanoprost. We also license patent rights from Tanabe for bepotastine in nasal dosage form. Some of these license agreements do not permit us to control the prosecution, maintenance, protection and/or defense of such patents. If the licensor chooses not to protect and enforce its own patent rights, we may not be able to take actions to secure our related product marketing rights. In addition, if such patent licenses are terminated before the expiration of the licensed patents, we may no longer be able to continue to manufacture and sell these products covered by the patents. In this regard, certain patent rights licensed from Senju and Tanabe have been licensed by them from third parties. As a result, any failure by Senju or Tanabe to perform its obligations under its license agreements with third parties or any adverse modification or termination of these third party license agreements could significantly impair our ability to continue or stop our development and/or commercialization of any product candidates or products for which Senju and Tanabe have licensed us rights subject to these third party license agreements.

We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and we might not be able to resolve these disputes in our favor.

We also rely on trademarks to protect the names of our products. These trademarks may be challenged by others. If we enforce our trademarks against third parties, such enforcement proceedings may be expensive. Some of our trademarks, including Xibrom, are owned by or assignable to our licensors, and upon expiration or termination of the applicable license agreements, we may no longer be able to use these trademarks.

In addition to protecting our own intellectual property rights, we may be required to defend against third parties who assert patent, trademark or copyright infringement or other intellectual property claims against us based on what they believe are their own intellectual property rights. We may be required to pay substantial damages, including but not limited to treble damages, for past infringement if it is ultimately determined that our products infringe a third party’s intellectual property rights. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management’s attention from other business concerns. Further, we may be stopped from developing, manufacturing or selling our products until we obtain a license from the owner of the relevant technology or other intellectual property rights. If such a license is available at all, it may require us to pay substantial royalties or other fees.

We have not conducted an extensive search of patents issued to other parties and such patents which contain claims relating to our technology and products may exist, may have been filed, or could be issued. If such patents do exist, the owners may bring claims against us for infringement, which might have an adverse effect on our business.

If third-party reimbursement is not available at satisfactory levels or at all, our products may not be accepted in the market.

Market acceptance of our products will depend in part on the extent to which reimbursement for our products, and for our competitors’ products, and related treatments will be available from government health administration authorities, private health insurers, managed care organizations and other healthcare providers.

Both governmental and private third-party payers are increasingly attempting to limit both the coverage and the level of reimbursement of new drug products to contain costs. Consequently, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Third-party payers may not establish adequate levels of reimbursement for any of our approved products or products we develop or acquire in the future, which could limit their market acceptance and result in a material adverse effect on our financial condition.

Continuing consolidation of our distribution network and the concentration of our customer base could adversely affect our results of operations.

Our principal customers are wholesale drug distributors and major retail drug store chains. These customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drug store chains. As a result, a small number of large wholesale distributors control a significant share of the market, and the number of independent drug stores and small drug store chains has decreased. We expect that consolidation of drug wholesalers and retailers will increase pricing and other competitive pressures on drug manufacturers. Moreover, the administrative fees charged by the wholesale distributors have a negative impact on our results of operations. For the six months ended June 30, 2008, our three largest customers, AmeriSource Bergen Corp., McKesson HBOC and Cardinal Health, Inc., accounted for 15%, 42% and 35%, respectively, of our net revenues. The loss of any of our customers could materially adversely affect our business, results of operations and financial condition and our cash flows. In addition, none of our customers are party to any long-term supply agreements with us which would enable them to change suppliers freely should they wish to do so.

The rising cost of healthcare and related pharmaceutical product pricing has lead to cost-containment pressures that could cause us to sell our products at lower prices, resulting in less revenue to us.

Any of our products that have been or in the future are approved by the FDA may be purchased or reimbursed by state and federal government authorities, private health insurers and other organizations, such as health maintenance organizations and managed care organizations. Such third party payors increasingly challenge pharmaceutical product pricing. The trend toward managed healthcare in the United States, the growth of such organizations, and various legislative proposals and enactments to reform healthcare and government insurance programs, including the Medicare Prescription Drug Modernization Act of 2003, could significantly influence the manner in which pharmaceutical products are prescribed and purchased, resulting in lower prices and/or a reduction in demand. Such cost containment measures and healthcare reforms could adversely affect our ability to sell our products. Furthermore, individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third party payors or other restrictions could negatively and materially impact our revenues and financial condition. Similar regulatory and legislative issues are present in most other countries outside of the United States.

We face intense competition and rapid technological change that could result in the development of products by others that are superior to the products we are developing. In addition, we face competition from manufacturers of generic drugs which may have an adverse impact on our product revenues.

We have numerous competitors in the United States and abroad, including major pharmaceutical and specialized biotechnology firms, universities and other research institutions that may be developing competing products. Our competitors include, among others, Allergan, Alcon Laboratories, Inc., Amphastar Pharmaceuticals, Inc., Bausch & Lomb, Halozyme Therapeutics, Inc., Johnson & Johnson, Novartis AG, Pfizer, Inc., and Inspire Pharmaceuticals, Inc. These competitors may develop technologies and products that are more effective or less costly than our current or future products or product candidates or that could render our technologies, products and product candidates obsolete or noncompetitive. Many of these competitors have substantially more resources and product development, manufacturing and marketing experience and capabilities than we do. Many of our competitors also have more resources committed to and expertise in effectively commercializing, marketing, and promoting products approved by the FDA, including communicating the effectiveness, safety and value of the products to actual and prospective customers and medical professionals. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of pharmaceutical product candidates and obtaining FDA and other regulatory approvals of products and therapies for use in healthcare.

We also face competition from manufacturers of generic drugs. The patent for our main product, Xibrom, expires in January 2009, at which point we may no longer be able to prevent generic drug manufacturers, or other third parties, from manufacturing and selling a product containing bromfenac. If a third party were to develop and market such a product, our revenues may be adversely impacted.

Additionally, the FDA granted our Istalol product a “BT” rating, which means that prescriptions for Istalol cannot be substituted legally at pharmacies with generic timolol maleate products. Nonetheless, we believe that certain pharmacies may have substituted, and may be continuing to substitute, Istalol prescriptions with generic timolol maleate solutions. We have completed an educational campaign to make our customers and pharmacies aware of Istalol’s BT rating and that Istalol cannot be legally substituted at pharmacies with generic timolol maleate products. However, our efforts may not be successful and pharmacies may continue to substitute Istalol subscriptions with generic timolol maleate solutions, which would negatively impact our results of operations.

We are exposed to product liability claims, and insurance against these claims may not be available to us on reasonable terms, or at all.

The design, development, manufacture and sale of our products involve an inherent risk of product liability claims by consumers and other third parties. As a commercial company, we may be subject to various product liability claims. In addition, we may in the future recall or issue field corrections related to our products due to manufacturing deficiencies, labeling errors or other safety or regulatory reasons. We may experience material losses due to product liability claims, product recalls or corrections. These events, among others, could result in additional regulatory controls, such as the performance of costly post-approval clinical studies or revisions to our approved labeling that could limit the indications or patient population for our products or could even lead to the withdrawal of a product from the market. Furthermore, any adverse publicity associated with such an event could cause consumers to seek alternatives to our products, which may cause our sales to decline, even if our products are ultimately determined not to have been the primary cause of the event.

We currently maintain sold products and clinical trial liability insurance with per occurrence and aggregate coverage limits of $10.0 million. The coverage limits of our insurance policies may be inadequate to protect us from any liabilities we might incur in connection with clinical trials or the sale of our products. Product liability insurance is expensive and in the future may not be available on commercially acceptable terms, or at all. A successful claim or claims brought against us in excess of our insurance coverage could materially harm our business and financial condition.

Risks Related to Our Stock

Our stock price is subject to significant volatility.

Since 2003, the daily closing price per share of our common stock has ranged from a high of $15.05 per share to a low of $0.65 per share. Our stock price has been and may continue to be subject to significant volatility. Among others, the following factors may cause the market price of our common stock to fall:

•

the scope, outcome and timeliness of any governmental, court or other regulatory action that may involve us, including, without limitation, the scope, outcome or timeliness of any inspection or other action of the FDA;

•	market acceptance and demand for our approved products;

•	the availability to us, on commercially reasonable terms or at all, of third-party sourced products and materials;

•	timely and successful implementation of our strategic initiatives, including the expansion of our commercial infrastructure to support the marketing, sale, and distribution of our approved products;

•

developments concerning proprietary rights, including the ability of third parties to assert patents or other intellectual property rights against us which, among other things, could cause a delay or disruption in the development, manufacture, marketing or sale of our products;

•	competitors’ publicity regarding actual or potential products under development or new commercial products, and the impact of competitive products and pricing;

•	period-to-period fluctuations in our financial results;

•	public concern as to the safety of new technologies;

•	future sales of debt or equity securities by us;

•	sales of our securities by our directors, officers or significant shareholders;

•	comments made by securities analysts; and

•	economic and other external factors, including disasters and other crises.

In addition, we believe that many of our shares are held by private equity fund investors which may need to liquidate all or part of their positions in our common stock in order to address changes in their capital needs or otherwise.

We participate in a highly dynamic industry, which often results in significant volatility in the market price of our common stock irrespective of company performance. Fluctuations in the price of our common stock may be exacerbated by conditions in the healthcare and technology industry segments or conditions in the financial markets generally.

Trading volume in our stock has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

The average daily trading volume in our common stock for the six months ended June 30, 2008 was approximately 225,301 shares and the average daily number of transactions was approximately 495 for the same period. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices. Moreover, the market price for shares of our common stock is made more volatile because of the relatively low volume of trading in our common stock. When trading volume is low, significant price movement can be caused by the trading in a relatively small number of shares. Volatility in our common stock could cause stockholders to incur substantial losses.

Substantial future sales of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

We have approximately 33.0 million shares of common stock outstanding, most of which are freely tradable. In addition, as of June 30, 2008, an aggregate of 5,887,108 shares of common stock were issuable upon exercise of outstanding options and 5,242,470 shares of common stock were issuable upon conversion of our senior subordinated convertible notes, and 2,334,053 shares remain available for issuance under our equity incentive plans. As a result of our entry into the facility agreement in September 2008, the senior subordinated convertible notes are no longer outstanding and 12,500,000 shares of common stock are issuable upon the exercise of certain warrants issued under the facility agreement. The market price of our common stock could drop due to sales of a large number of shares or the perception that such sales could occur. These factors also could make it more difficult to raise funds through future offerings of common stock.

In the future, we may issue additional shares of common stock or other equity securities, including but not limited to options, warrants or other derivative securities convertible into our common stock, which could result in significant dilution to our stockholders.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

As of June 30, 2008, our officers, directors and principal stockholders, each holding more than 5% of our common stock, beneficially own approximately 74% of our common stock in the aggregate. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.

Our stockholder rights plan, provisions in our charter documents, and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock, and could entrench management.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals, thereby entrenching current management and possibly depressing the market price of our common stock. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, our charter and bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include:

•	a classified board of directors;

•	the ability of the board of directors to designate the terms of and issue new series of preferred stock;

•	advance notice requirements for nominations for election to the board of directors; and

•	special voting requirements for the amendment of our charter and bylaws.

We are also subject to anti-takeover provisions under Delaware law, each of which could delay or prevent a change of control. Together these provisions and the stockholder rights plan may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

We do not anticipate declaring any cash dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business. The payment of cash dividends by us is restricted by our credit facility with Silicon Valley Bank and our facility agreement with several institutional lenders, which contain restrictions prohibiting us from paying any cash dividends without the lenders’ prior approval. If we do not pay dividends, our stock may be less valuable to you because a return on your investment will only occur if our stock price appreciates.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents and reports that we have filed with the SEC that are incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we intend that such forward-looking statements be subject to the safe harbors created thereby. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. They contain words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative or other variations thereof or comparable terminology. Actual results could differ materially from those projected in forward-looking statements as a result of the following factors, among others:

•	market acceptance of our products;

•	our ability to effectively manage our anticipated growth;

•	our ability to protect our intellectual property rights and proprietary technology;

•	research and development of our products;

•	development and management of our business and anticipated trends of our business;

•	our ability to attract, retain and motivate qualified personnel;

•	our ability to attract and retain customers;

•	the market opportunity for our products and technology;

•	the nature of regulatory requirements that apply to us, our suppliers and competitors and our ability to obtain and maintain any required regulatory approvals;

•	our future capital expenditures and needs;

•	our ability to compete;

•	general economic and business conditions; and

•	other risks set forth under the “Risk Factors” in this prospectus.

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or the date of documents incorporated by reference in this prospectus that include forward-looking statements. You should read this prospectus and the documents that we reference and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that we cannot guarantee future results, levels of activity, performance or achievements.

DESCRIPTION OF FINANCING TRANSACTION AND PRIVATE PLACEMENT OF WARRANTS

On September 26, 2008, we entered into a facility agreement with the selling stockholders pursuant to which they agreed to loan to us up to $65,000,000, subject to the terms and conditions set forth in the facility agreement, which we refer to as the financing. We initially borrowed $40 million under the facility agreement to re-pay all of the outstanding principal and interest under our senior subordinated convertible notes. We may draw down on the remaining facility in increments of at least $5,000,000 at any time through September 26, 2009. In connection with the financing, we paid Deerfield Management Company, L.P., an affiliate of one of the selling stockholders, a one-time transaction fee of $1,625,000.

Any amounts drawn under the facility agreement accrue interest at a rate of 6.5% per annum, payable quarterly in cash in arrears beginning on December 31, 2008. We must repay the selling stockholders 33% of any principal amount outstanding under the facility agreement on each of September 26, 2011 and 2012 and 34% of such principal amount outstanding on September 26, 2013. Additionally, any amounts drawn under the facility agreement may become immediately due and payable upon (i) an “event of default,” as defined in the facility agreement, in which case the selling stockholders would have the right to require us to re-pay 100% of the principal amount of the loan, plus any accrued and unpaid interest thereon, or (ii) the consummation of certain change of control transactions, in which case the selling stockholders would have the right to require us to re-pay 110% of the outstanding principal amount of the loan, plus any accrued and unpaid interest thereon. Events of default under the facility agreement generally include:

•	failure to make payment when due;

•	failure to comply in any material respect with any covenant of the facility agreement or the notes issued under the facility agreement, and such failure is not cured;

•	any representation or warranty made by us in any transaction document was incorrect, false, or misleading in any material respect as of the date it was made;

•	we are generally unable to pay our debts as they become due or a bankruptcy or similar proceeding has commenced by or against us;

•	one or more judgments against us exceeding $500,000 in the aggregate remain unpaid for a period of 30 days;

•

any license, permit or approval from any government authority is suspended, cancelled or revoked and such suspension, cancellation or revocation could reasonably be expected to have a material adverse effect on us, and such suspension, cancellation or revocation shall not have been cured within 30 days;

•	we fail to comply in any material respect with the reporting requirements of the Exchange Act;

•	a cross default of any indebtedness in an amount more than $1,000,000;

•	if an “event of default” (as defined in the warrants) has occurred while a selling stockholder is a holder of any of the warrants issued under the facility agreement; and

•	cash and cash equivalents on the last day of each calendar quarter are less than $10,000,000.

We intend to make all required payments on the loan from the selling stockholders, and we believe that we have a reasonable basis for our belief that we will have the financial ability to do so.

In connection with the financing, we entered into a security agreement with the selling stockholders, pursuant to which, as security for our repayment obligations under the facility agreement, we granted to the selling stockholders a security interest in certain of our intellectual property, including intellectual property relating to Xibrom, Istalol, Vitrase and each other product marketed by or under license from us, and certain personal property relating thereto.

Upon execution of the facility agreement, we issued to the selling stockholders, in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act, warrants to purchase an aggregate of up to 12,500,000 shares of our common stock at an exercise price of $1.41 per share, which is equal to the closing sales price for a share of our common stock on September 25, 2008, the day immediately preceding the closing of the financing. The exercise price may be paid in cash or, at the election of the selling stockholder, pursuant to certain cashless exercise provisions. As noted above, pursuant to the facility agreement, we have the right to request from the selling stockholders one or more cash disbursements in the minimum amount of $5,000,000 per disbursement, which disbursements shall be accompanied by the issuance to the selling stockholders of warrants to purchase an aggregate number of shares of common stock equal to the dollar amount of such disbursement divided by 10, at an exercise price equal to the greater of $1.41 per share and the closing price of our common stock on the date immediately prior to the date of issuance. If we issue or sell shares of common stock (other than certain “excluded shares,” as such term is defined in the facility agreement), we will issue concurrently therewith additional warrants to purchase such number of shares of common stock as will entitle the selling stockholders to maintain the same beneficial ownership in us after such issuance as they had prior to such issuance, as adjusted on a pro rata basis for repayments of the outstanding principal amount under the loan, with such additional warrants being issued at an exercise price equal to the greater of $1.41 per share and the closing price of the common stock on the date immediately prior to such issuance. All warrants issued under the facility agreement expire on September 26, 2014 and contain certain limitations that prevent the holder from acquiring shares upon exercise of a warrant that would result in the number of shares beneficially owned by it to exceed 9.98% of the total number of shares of our common stock then issued and outstanding.

In addition, upon certain change of control transactions, or upon certain “events of default” (as defined in the warrants), the holder has the right to net exercise the warrants for an amount of shares of our common stock equal to the Black-Scholes value of the shares issuable under the warrants divided by 95% of the closing price of our common stock on the day immediately prior to the consummation of such change of control or event of default, as applicable. In certain circumstances where a warrant or portion of a warrant is not net exercised in connection with a change of control or event of default, the holder will be paid an amount in cash equal to the Black-Scholes value of such portion of the warrant not treated as a net exercise.

Pursuant to a registration rights agreement entered into in connection with the financing, we agreed to register for resale the shares issuable upon exercise of the warrants. We are registering 12,500,000 shares of common stock for resale as a secondary offering pursuant to the registration statement of which this prospectus forms a part. We are required to use our reasonable best efforts to have the registration statement declared effective as soon as practicable (but in no event later than 90 days after the date the registration statement is filed). If we do not have an effective registration statement by the deadline, we will be required to pay to each holder of warrants, at our option, an amount payable (i) in cash or (ii) in shares of common stock that are valued for these purposes at 95% of the volume weighted average sale price on the date of such calculation, in each case equal to 18% per annum (or the maximum rate permitted by applicable law, whichever is less) of the Black-Scholes value of the remaining unexercised portion of the warrant on the date of such registration failure, which shall accrue daily from the date of such failure until cured.

We are required to file additional registration statements to register the resale of any shares underlying warrants which are not included in the registration statement of which this prospectus forms a part. Our registration obligations terminate on the earlier of (i) the date on which all of the shares of common stock covered by an applicable registration statement have been sold and (ii) the date on which all of such shares (in the opinion of counsel to the selling stockholders) may be immediately sold to the public without registration or restriction (including without limitation as to volume by each holder thereof) under the Securities Act.

The foregoing description is qualified in its entirety by the complete provisions of the facility agreement, form of warrant, registration rights agreement, security agreement and other documents attached as exhibits to the Form 8-K (File No. 000-31255), which was filed by us with the SEC on September 30, 2008 and is incorporated by reference herein.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from sales of the common stock sold pursuant to this prospectus. However, upon exercise of the warrants for cash, the selling stockholders would pay us an exercise price of $1.41 per share of common stock, or an aggregate of $17,625,000 if the warrants are exercised for cash in full. Under certain conditions set forth in the warrants, the warrants are exercisable on a cashless basis. If the warrants are exercised on a cashless basis, we would not receive any cash payment from the selling stockholders upon exercise of the warrants.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon exercise of certain warrants. For additional information regarding the issuance of those warrants, please see “Description of Financing Transaction and Private Placement of Warrants” beginning on page 14 of this prospectus. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.

The following table sets forth the name of the selling stockholder, the number of shares of common stock the selling stockholder beneficially owns prior to this offering, the number of shares which may be offered for resale pursuant to this prospectus and the number of shares and percentage that would be owned by the selling stockholder after the completion of this offering. For purposes of the table below, we have assumed that the selling stockholders exercised the warrants in full pursuant to a cash exercise (without giving effect to any limitations on exercise) and sold all of such shares. The selling stockholders may sell some, all or none of their shares. Please see “Plan of Distribution” beginning on page 19 of this prospectus. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

The warrants may not be exercised by the respective holders, and no shares may be issued upon a redemption or in satisfaction of any failure payments, to the extent that the exercise or issuance would cause the holder’s and its affiliates’ beneficial ownership of our common stock, as determined in accordance with Section 13(d) of the Exchange Act, to exceed 9.98%.

Beneficial ownership is determined in accordance with Rule 13d-3(d) under the Exchange Act as of October 14, 2008, on which date 33,036,602 shares of our common stock were outstanding.

Selling Stockholder	Shares of Common Stock Owned Prior to Offering (1)	Shares of Common Stock Being Offered Pursuant to this Prospectus (1)(2)	Shares of Common Stock Owned After Completion of the Offering (3)	% of Common Stock to be Owned After Completion of the Offering
Deerfield Private Design Fund, L.P.(4)	3,513,289	3,513,289	—	—
Deerfield Private Design International, L.P.(4)	5,659,789	5,659,789	—	—
Deerfield Special Situations Fund, L.P.(4)	660,732	359,788	300,944	*

Selling Stockholder	Shares of Common Stock Owned Prior to Offering (1)	Shares of Common Stock Being Offered Pursuant to this Prospectus (1)(2)	Shares of Common Stock Owned After Completion of the Offering (3)	% of Common Stock to be Owned After Completion of the Offering
Deerfield Special Situations Fund International Limited(4)	1,263,169	659,442	603,727	1.83%
Sanderling Venture Partners VI Co-Investment Fund, L.P.(5)	913,193	913,193	—	—
Sanderling VI Limited Partnership(5)	21,057	21,057	—	—
Sanderling VI Beteiligungs GmbH & Co. KG(5)	17,673	17,673	—	—
Sanderling Ventures Management VI(5)	9,615	9,615	—	—
Sprout IX Plan Investors, L.P.(6)	385,973	61,673	324,300	*
Sprout Capital IX, L.P.(6)	7,866,316	1,279,280	6,587,036	19.94%
Sprout Entrepreneurs’ Fund, L.P.(6)	31,589	5,201	26,388	*

*	Less than one percent.

(1)	Represents the number of shares of common stock that may be issued upon exercise of the warrants. For the purposes hereof, we assume the issuance of all such shares pursuant to a cash exercise. The actual number of shares of common stock issuable upon exercise of the warrants is subject to adjustment for any stock split, stock dividend or similar transaction involving the common stock, and could be materially less or more than such number depending on factors which cannot be predicted by us at this time. The actual number of shares of common stock described in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon exercise of the warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act.

(2)	The terms of the warrants contain a blocker provision under which the holder thereof does not have the right to exercise such warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.98% of the shares of common stock then issued and outstanding.

(3)	Assumes the sale by the selling stockholder of all of the shares of common stock available for resale under this prospectus.

(4)	James E. Flynn has the power to vote or dispose of the shares held by Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P, Deerfield Special Situations Fund, L.P., and Deerfield Special Situations Fund International Limited. Mr. Flynn disclaims beneficial ownership in shares held by the various Deerfield entities except to the extent of his pecuniary interest therein.

(5)	Robert G. McNeil, Fred A. Middleton, Timothy C. Mills and Timothy J. Wollaeger share voting and investment power with respect to the shares held by Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, Sanderling VI Beteiligungs GmbH & Co. KG, Sanderling Ventures Management VI. Each of Messrs. Middleton, McNeil, Mills and Wollaeger disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(6)

Credit Suisse, a Swiss bank (the “Bank”), owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Hldgs USA Inc”), a Delaware corporation. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland, and the address of the principal business and office of CS Hldgs USA Inc is Eleven Madison Avenue, New York, NY 10010, USA. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland. CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the successor company of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), and all references hereinafter to CSFB-USA shall be deemed to refer to CS USA Inc. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company, a registered broker-dealer and FINRA member. Each of Sprout IX Plan Investors, L.P. (“IX Plan”), Sprout Capital IX, L.P. (“Sprout IX”) and Sprout Entrepreneurs’ Fund, L.P. (“Sprout Entrepreneurs”) has represented to us that the securities held by such selling stockholder were acquired in the ordinary course of business and that at the time of such acquisition, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities held by it. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), which is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFB LLC and CSFBC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010. Spout IX, Sprout Entrepreneurs and IX Plan are Delaware limited partnerships which make investments for long-term appreciation. DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of CS USA Inc, acts as a venture capital partnership management company. DLJCC is also the general partner of Sprout Entrepreneurs. DLJCC is also the managing general partner of Sprout IX and, as such, is responsible for its day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout IX and Sprout Entrepreneurs. DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates IX. DLJ LBO Plans Management Corporation II (“DLJLBO II”), a Delaware corporation, is the general partner of IX Plan and, as such, is responsible for its day-to-day management. DLJLBO II makes all of the investment decisions on behalf of IX Plan. DLJLBO II is an indirect wholly-owned subsidiary of CS USA Inc. The address of the principal business and office of each of DLJCC, DLJCA IX, Associates IX, Sprout IX, Sprout Entrepreneurs, IX Plan and DLJLBO II is Eleven Madison Avenue, New York, New York 10010. DLJCC, DLJCA IX, Associates IX, Sprout IX, Sprout Entrepreneurs, IX Plan and DLJLBO II are collectively referred to as the “CS Entities.” With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the shares of common stock referenced above, there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such shares of common stock among CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC and the CS Entities.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement that contains this prospectus and (2) the date on which the shares may be sold without registration or restriction under the Securities Act.

LEGAL MATTERS

The validity and legality of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation.

EXPERTS

The consolidated financial statements of ISTA Pharmaceuticals, Inc. appearing in ISTA Pharmaceuticals, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007, and the effectiveness of ISTA Pharmaceuticals, Inc.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with the SEC with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Exchange Act, and in accordance therewith file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. You may also read our filings at the SEC’s web site at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update and supercede this prospectus. We incorporate by reference the following documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering of securities is terminated, except for information furnished under Item 2.02 or Item 7.01 of Form 8-K which is neither deemed filed nor incorporated by reference herein:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2007 as filed with the SEC on March 7, 2008, as amended by Amendment No. 1 on Form 10-K/A, filed on April 28, 2008;

•	Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2008 as filed with the SEC on May 1, 2008, and for the fiscal quarter ended June 30, 3008 as filed with the SEC on August 8, 2008;

•	Current Reports on Form 8-K as filed with the SEC on February 13, 2008, March 31, 2008, April 10, 2008, July 3, 2008 and September 30, 2008; and

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Registration Statement on Form 8-A, relating to the description of our common stock, filed with the SEC on August 4, 2000, including any amendment or report filed for the purposed of updating such description.

The SEC file number for each of the documents listed above is 000-31255.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing us at ISTA Pharmaceuticals, Inc., Chief Financial Officer, 15295 Alton Parkway, Irvine, CA 92618 or calling us at (949) 788-6000.